Exhibit 99.1

VEREINIGTE HAGEL, Germany’s Leading Agricultural Insurer, Selects Sapiens
for Complete P&C Core Transformation

Sapiens IDITSuite will provide a single global platform for underwriting and billing

Holon, Israel, October 11, 2022—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the deployment of its cloud-first P&C platform IDITSuite with Germany-based VEREINIGTE HAGEL, the country’s leading provider of insurance to the agricultural industry.

VEREINIGTE HAGEL’s current, historically grown application landscape will be replaced by the Sapiens modular and complete system that enables continuous end-to-end processing from front-end portal to back-end billing.

“We selected the Sapiens P&C platform due to the product’s leading position, as well as the company’s demonstrated experience in insurance and local market know-how,” said Dr. Rainer Langner, VEREINIGTE HAGEL CEO. “The Sapiens solution, with its high degree of automation, enables efficient processing of VEREINIGTE HAGEL’s highly seasonal business.”

In addition to Germany, VEREINIGTE HAGEL operates in Poland, the Netherlands, Belgium, Croatia, and other countries. VEREINIGTE HAGEL chose to implement Sapiens IDITSuite in Germany and Poland initially, and expand to additional countries in the near future. The insurer is looking to modernize the entire system landscape to enable them to work completely digitally and consistently across all jurisdictions.

“Sapiens is delighted to serve as a trusted partner for VEREINIGTE HAGEL and support its dynamic business. We are fully aligned with VEREINIGTE HAGEL’s vision,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens Core P&C platform is an award-winning platform of rich functionality and ease of use and we are happy to partner with VEREINIGTE HAGEL on their transformation journey.”

Sapiens IDITSuite is a component-based, core software solution comprised of policy, billing and claims solutions. It supports end-to-end core operations and processes for short-term/non-life insurance from inception to renewal and claims.

About VEREINIGTE HAGEL

As a leading specialist insurer in the agricultural sector, VEREINIGTE HAGEL, whose roots go back to 1824, offers innovative insurance solutions for sustainable protection of agricultural businesses against yield losses caused by weather-related risks such as hail, storms, heavy rain, frost or drought. The many years of experience of the insurance association are reflected in solidarity with its members and tradition. Many companies have been working with this specialist insurer for generations. For more information visit https://vereinigte-hagel.net/de/.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

www.sapiens.com

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Media Contact

Shay Assaraf
Chief of Marketing, Sapiens
Shay.assaraf@sapiens.com

Investor’s Contact

Dina Vince
Head of Investor Relations, Sapiens
ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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